[Letterhead of Brookfield Global Listed Infrastructure Income Fund Inc.]

August 22, 2011

Brion R. Thompson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Global Listed Infrastructure Income Fund Inc. (the “Fund”)
Registration Statement on Form N-2 (the “Registration Statement”)
File Nos. 333-174832 and 811-22570

Dear Mr. Thompson:

On June 10, 2011, July 26, 2011, July 28, 2011 and August 17, 2011, the Fund filed its Registration Statement, Pre-Effective Amendment No. 1 to such Registration Statement, Pre-Effective Amendment No. 2 to such Registration Statement and Pre-Effective Amendment No. 3 to such Registration Statement relating to an initial offering of the Fund’s shares of common stock.  The Registrant will also be filing a fourth pre-effective amendment on August 24, 2011 to that Registration Statement as a sizing amendment.

Pursuant to Rule 461 under the Securities Act of 1933, the Fund hereby requests acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective at 10:00 a.m. on Thursday, August 25, 2011, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Rachael Schwartz of Paul Hastings LLP at (212) 318-6275, and that such effectiveness also be confirmed in writing.

Very truly yours,

Brookfield Global Listed Infrastructure Income Fund Inc.

By:	/s/ Kim G. Redding
	Name:	Kim G. Redding
	Title:	President

Global Markets & Investment Banking

One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

August 22, 2011

Brion R. Thompson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC  20549

Brookfield Global Listed Infrastructure Income Fund Inc
Registration Statement on Form N-2
File Nos. 333-174832 and 811-22570

Dear Mr. Thompson:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on July 28, 2011 and the Preliminary Prospectus dated July 28, 2011, began on July 28, 2011 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on August 25, 2011, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 116,564 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of the Trust, hereby joins in the request of the Trust for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on August 25, 2011 or as soon thereafter as practicable.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

On behalf of the Several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Vice President

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